Exhibit 19.1

Omega Healthcare Investors, Inc.
Insider Trading Policy

Approved: January 29, 2025

Omega Healthcare Investors, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to promote compliance by the Company and its directors, officers and employees with the U.S. federal securities laws that prohibit engaging in transactions in Company Securities (as defined below) (or, in certain instances, other public company entities) while in possession of material non-public information concerning the Company (or any other entity to which the information relates) and also prohibit trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the Company, based on material non-public information (as defined in Part III.C below).

I.	Statement of Policy

It is the policy of the Company that no director, officer or employee of the Company (or any other person designated by this Policy or by the Company’s Preclearance Officer (as defined below) as subject to this Policy) who is aware of or possesses material non-public information relating to the Company may, directly or indirectly, through Family Members (as defined below) or other persons or entities:

●	Engage in transactions in Company Securities, except as otherwise specified in this Policy,
●	Recommend that others engage in transactions in Company Securities,
●	Disclose material non-public information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, without limitation, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company or
●	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or employee of the Company (or any other person designated by this Policy or by the Company’s Preclearance Officer (as defined below) as subject to this Policy) who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material non-public information relating to the Company or Company Securities.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as an individual’s need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstance. In any event, even the appearance of any improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

For purposes of this Policy, we have appointed each of the Company’s (i) Chief Financial Officer and (ii) Chief Legal Officer and General Counsel as “Preclearance Officers” of the Company; and either may act in the capacity of Preclearance Officer. However, in the event neither of them has responded to a request for pre-clearance under Part IV. B of this Policy by 5:00 pm Eastern Time on the second business day after such request is submitted by email, then you may seek pre-clearance from the Company’s Chief Executive Officer, who may serve as Preclearance Officer with respect to such pre-clearance request and shall promptly advise the Chief Financial Officer and the Chief Legal Officer and General Counsel of the action taken with respect to such request. Additionally, the Chief Legal Officer and General Counsel is responsible for implementing and overseeing compliance with this Policy. Any material violations of the trading restrictions set forth in this Policy will be reported to the Board of Directors of the Company.

II.	Applicability of Policy

This Policy applies to all directors, officers, employees (including temporary employees) and consultants of the Company and its subsidiaries (collectively, “Company Insiders”), as well as such Company Insiders’ spouses, minor children and adult family members residing with them, other family members who are financially dependent on them, and any entities or accounts that any of them control (the term “control” being defined as the ability to direct the investment activities of such entities or accounts) (collectively, “Family Members,” and together with Company Insiders, each a “Covered Person”). You are responsible for the transactions of Family Members and therefore should make them aware of the need to confer with you before they engage in any transaction in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. The Company may also determine that other persons who have access to material non-public information should be subject to this Policy.

This Policy applies to all transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including shares of stock and any other securities that the Company may issue from time to time, such as common stock, preferred stock, warrants and convertible notes and debentures, and stock acquired upon the exercise or vesting of the Company’s equity incentive awards (e.g., stock options, restricted stock units), as well as to any forms of derivative securities relating to the Company’s stock, whether or not issued by the Company.

This Policy also applies to material non-public information relating to the Company’s customers or suppliers, as well as to entities with which the Company is engaged, or is proposing to engage, in a corporate transaction such as a merger, acquisition, sale, joint venture or similar strategic transaction (collectively, “Business Partners”), particularly when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. All Covered Persons should treat material non-public information that they possess or of which they are aware about the Company’s Business Partners with the same care required with respect to information related directly to the Company and are responsible for making sure that any Family Member or other Covered Person subject to this Policy also complies with this Policy.

III.	General Policy
A.	Definition of Unlawful Insider Trading

Unlawful insider trading occurs when a person is aware of or possesses material non-public information, whether obtained through their employment or under certain other circumstances to purchase, sell or otherwise trade that company’s securities or to provide that information to others outside the company who may trade while aware of or in possession of the information. The prohibitions against insider trading apply to trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined below under Part C. Definition of Material Non-Public Information.

B.	Trading on Material Non-Public Information

No Covered Person shall engage in any transaction involving a purchase or sale of Company Securities, including any offer to purchase or offer to sell, during any period that such Covered Person is aware of or possesses material non-public information concerning the Company (or a purchase or sale of the securities of a Business Partner when the Covered Person is aware of or possesses material non-public information concerning that Business Partner). This prohibition applies regardless of whether the Covered Person planned to make the transaction before learning of the material non-public information and applies even though the failure to execute the desired transaction may result in an economic loss or the inability to realize an anticipated profit. The prohibition will remain in effect until two trading days following the date of public disclosure of the material non-public information by the Company (or the Business Partner, as the case may be).

C.	Definition of Material Non-Public Information

Information should be regarded as “material” if there is a substantial likelihood that a reasonable investor would consider it important when making a decision to buy, hold or sell a security. Any information that could reasonably affect the price of the security is material. Any such information, whether it is positive or negative, favorable or unfavorable, should be considered material. There is no bright-line test for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances.

It is not possible to define all categories of material information. While it may be difficult under this standard to determine whether particular information is material, there are various categories of non-public information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such non-public information include, but are not limited to:

●	Actual financial results prior to public release;
●	Projections of future revenues, earnings, losses or other earnings guidance;
●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
●	Major changes in accounting methods or policies;
●	A pending or proposed acquisition or merger, leveraged buyout, tender offer or significant purchase of assets;
●	A pending or proposed sale or other divestiture of a significant portion of assets or a business;
●	A Company restructuring or a significant reduction in force;
●	Bank borrowing or other financing transactions outside the Company’s ordinary course of business;
●	Impending bankruptcy or financial liquidity problems of the Company;
●	Financial distress or material changes in the ability of a significant operator to pay its obligations to the Company;

●	Events regarding Company Securities (such as establishment of repurchase plans, stock splits, significant increases or decreases in dividends, changes to the rights of stockholders, or public or private sales of new equity or debt securities);
●	Pending or threatened significant litigation or government agency investigation, or the resolution of such litigation or investigation;
●	Changes in the control or senior management of the Company;
●	A significant cybersecurity incident; and
●	A change in auditors or notification that an auditor’s reports may no longer be relied upon.

In evaluating whether any information is material, you should remember that someone else (including the Securities and Exchange Commission (the “SEC”) or a U.S. Attorney) will be viewing a securities transaction made by you with the benefit of “20/20 hindsight.” If in doubt, you should assume that the information is material or consult with a Preclearance Officer.

“Non-public” information is generally considered to be information that has not been previously disclosed or made available to the general public. You should presume that information is non-public unless it has been widely disseminated (i.e., you can point to its official release or disclosure in a press release, an SEC filing, or other widely available source of information such as a pre-announced earnings conference call or investor conference that is available by webcast on the Company’s or Business Partner’s, as applicable, website). By contrast, information would not be considered to be widely disseminated if it is available only to the Company’s employees. Information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors, or because it has been covered in a speech to an audience, an interview, a website posting or an article in a magazine.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb and react to the information. Information will generally be considered fully absorbed after the second trading day after the information is released, at which time it loses its status as “inside” or non-public information.

D.	Tipping

No Covered Person shall disclose (“tip”) material non-public information to any other person (including their Family Members) or entity, nor shall any Covered Person make recommendations or express opinions as to trading in Company Securities, or securities of Business Partners, while aware of or in possession of material non-public information. This prohibition applies regardless of whether the Covered Person receives any monetary benefit from the “tippee” (i.e., the person to whom the Covered Person discloses the material non-public information).

E.	Confidentiality of Non-Public Information

Non-public information relating to the Company is the property of the Company, and the unauthorized use or disclosure of such information is forbidden. Maintaining the confidentiality of non-public or “inside” information is critical to avoiding improper transactions. Accordingly, Company Insiders should be discreet and not discuss non-public or “inside” information in public places where it can be overheard – such as is often the case in elevators, restaurants, taxis or airplanes or especially on cellular/digital telephones. Such information should be divulged only to persons that have a need to know the information in order to carry out their job responsibilities.

To avoid even the appearance of impropriety, you should refrain from providing advice or making recommendations regarding the purchase or sale of Company Securities, or those of our Business Partners about which you aware of or possesses material non-public information.

F.	Post-Termination Application

Sections A through E of Part III of this Policy apply even after a Covered Person’s termination of employment with the Company. If an individual is aware or in possession of material non-public information when such individual’s employment terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.

IV.	Specific Restrictions and Procedures for Trading in Company Securities

To help facilitate compliance with this Policy and applicable securities laws, all Covered Persons are prohibited from engaging in transactions involving the purchase or sale of Company Securities (except as permitted by this Policy) (i) during Blackout Periods (as defined below) and (ii) unless such transaction has been precleared by the Preclearance Officer as described below.

A.	Blackout Periods

Quarterly “Blackout Periods” start at the end of each calendar quarter and end after the second trading day following the release to the public of the Company’s earnings for the relevant fiscal quarter or fiscal year. In other words, Covered Persons may only engage in transactions involving the purchase and sale of Company Securities during a “Trading Window” commencing after the second trading day following the date of public disclosure of the Company’s full financial results for a particular calendar quarter and continuing until the end of the next calendar quarter.

From time to time, the Company may also require the suspension of trading by some or all Covered Persons at other times because of developments known to the Company and not yet disclosed to the public. In such event, such Covered Persons must not engage in any transaction involving the purchase or sale of Company Securities until notified by the Preclearance Officer of the lifting of the suspension and must not disclose to any other person the fact that a suspension of trading has been implemented or exists.

The purpose behind the Company’s Trading Window is to help establish a diligent effort to avoid any improper transaction in Company Securities. However, even during the Trading Window, a Covered Person who is aware of or in possession of material non-public information concerning the Company is prohibited from engaging in transactions involving the purchase or sale of Company Securities until after the second trading day following the date on which such material information is publicly disclosed, whether or not the Company has imposed a suspension of trading on that Covered Person. Trading in Company Securities during the Trading Window should not be considered a “safe harbor,” and when in doubt, the Company’s Preclearance Officer should be consulted.

The Trading Window may also be extended from time to time by the Company’s Preclearance Officer, after consultation with the Chief Executive Officer.

B.	Pre-Clearance of All Trades and Certain Gifts

All Covered Persons must comply with the Company’s “pre-clearance” process. Specifically, each Covered Person should contact the Preclearance Officer for written approval prior to commencing any transaction in Company Securities and, except as permitted under Section V.C, each Covered Person should contact the Preclearance Officer prior to making any bona fide gift of Company Securities. The Preclearance

Officer may find it necessary, from time to time, to require compliance with the pre-clearance process by consultants and independent contractors, in addition to Covered Persons.

Before requesting pre-clearance for any transaction involving the purchase or sale of Company Securities, the requestor must carefully consider whether he or she may be in possession or aware of material non-public information about the Company. Any Covered Person requesting pre-clearance for any transaction involving the purchase or sale of Company Securities must affirmatively represent the absence of such material non-public information and disclose any relevant facts and circumstances to the Preclearance Officer, and, if the Covered Person is a Section 16 filer (i.e., a director or executive officer), also indicate whether such person has effected any non-exempt “opposite-way” transactions within the past six months. Any Covered Person requesting pre-clearance of any bona fide gift must affirmatively represent the absence of such material non-public information and disclose any relevant facts and circumstances to the Preclearance Officer.

If a pre-clearance request is denied, the requestor must refrain from initiating any transaction in Company Securities and not inform any other person of the denial. Transactions that are pre-cleared must be effected within three business days of receipt of pre-clearance and, in all cases, prior to the end of the relevant Trading Window, unless an exemption is granted by the Preclearance Officer. If not effected within this period, each transaction must be re-submitted for pre-clearance. The existence of the foregoing procedures does not in any way obligate the Preclearance Officer to approve any trades or gifts requested by a Covered Person. The Preclearance Officer may reject any requests in the Preclearance Officer’s sole discretion.

Even if you receive pre-clearance, and it is during an open Trading Window, neither you, nor any company, trust or entity controlled by you, nor your Family Members, may trade in Company Securities if you are in possession or aware of material, non-public information about the Company. The procedures set forth herein are in addition to the general insider trading policy and are not a substitute therefor.

C.	Post-Transaction Notification and SEC Filings

All Section 16 filers must report any transaction in Company Securities (i) to the Company’s Preclearance Officer within one business day following the date of the transaction and (ii) to the SEC within two business days following the date of the transaction. Upon request, the Preclearance Officer will assist Section 16 filers preparing and filing the required reports, although reporting persons will be solely responsible for the reports.

D.	Rule 10b5-1 Trading Plans

Subject to the Preclearance Officer’s prior approval and compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Covered Persons may design, adopt and enter into written trading plans as contemplated by Rule 10b5-1 under the Exchange Act (each, a “Trading Plan”). A Trading Plan that meets the requirements of Rule 10b5-1 may permit the Covered Person to trade in Company Securities during a period in which the Covered Person would otherwise be prohibited from trading by this Policy. A Trading Plan may only be adopted during a Trading Window and when the adopting person is not aware of material non-public information. Any amendment to a Trading Plan will be treated as the adoption of a new Trading Plan for purposes of the prior approval requirements of this Policy.

Once a Trading Plan is adopted, the Covered Person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The

Trading Plan must either specify the amount, pricing and timing of transactions or delegate discretion on these matters to an independent third party. The Trading Plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Trading Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Trading Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the Trading Plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Trading Plan. A person may not enter into overlapping Trading Plans (subject to certain exceptions) and may only enter into one single-trade Trading Plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Trading Plan certifying that: (i) they are not aware of any material non-public information; and (ii) they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5 under the Exchange Act. All persons entering into a Trading Plan must act in good faith with respect to that Trading Plan.

The ability to modify a Trading Plan once established is limited, and modification or termination of a Trading Plan is risky. The modification or termination of a Trading Plan may call into question the good faith of the person in entering into the Trading Plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations for executed trades under the plan). If a Trading Plan is terminated after it has become effective and before its expiration, the Preclearance Officer will generally not approve a replacement Trading Plan before the next open Trading Window following termination of the prior Trading Plan.

Although a Trading Plan may help insiders avoid liability for insider trading, Rule 10b5-1 does not eliminate other relevant securities law requirements and prohibitions. Therefore, transactions in Company Securities pursuant to a Trading Plan in reliance on Rule 10b5-1 must also comply with the reporting and short-swing profit provisions of applicable securities laws.

E.	Event-Specific Trading Restriction Periods

From time to time, an event may occur that is material to the Company and is known only by certain directors, officers and/or employees. The Preclearance Officer may in such instance notify such persons that so long as the event remains material and non-public, such persons may not engage in transactions in Company Securities. In addition, the Company’s anticipated financial results may be sufficiently material in a particular quarter that, in the judgment of the Preclearance Officer, designated persons should refrain from trading in Company Securities before the Trading Window closes. In that situation, the Preclearance Officer may notify these persons, without disclosing the reason for the restriction, that they should not trade in Company Securities. The existence of an event-specific trading restriction period or an early closure of the Trading Window will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Preclearance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware or in possession of material non-public information. Exceptions will not be granted during an event-specific trading restriction period.

F.	Exceptions

The requirement for pre-clearance, the quarterly trading restrictions and the event-specific trading restrictions do not apply to those transactions to which this Policy does not apply (specified below under Part V. Permitted Transactions). Further, the requirement for pre-clearance, the quarterly trading restrictions and the event-specific trading restrictions do not apply to transactions conducted pursuant to approved Trading Plans.

G.	Additional Prohibited Transactions

Regardless of whether a Covered Person is aware of or in possession of material non-public information, Covered Persons are prohibited from:

●	purchasing Company Securities in a margin account (i.e., borrowing to purchase Company Securities other than in connection with cashless exercises of stock options under the Company’s equity incentive plans), holding Company Securities in a margin account, or pledging Company Securities as collateral;
●	engaging in short sales of Company Securities (i.e., selling securities that you do not own);
●	engaging in hedging or monetization transactions with respect to Company Securities, including but not limited to buying or selling puts (i.e., options to sell), calls (i.e., options to purchase), collars, exchange funds, forward sale contracts, and any other similar arrangements or other forms of derivative securities with respect to Company Securities; and
●	(applicable only to directors and executive officers of the Company) trading in Company Securities on a short-swing basis (i.e., purchases and sales of the Company Securities within six months) unless the transaction would be exempt from “short swing” liability under Section 16 of the Exchange Act.
H.	Use of a Knowledgeable Experienced Stockbroker

Each Company Insider is encouraged to use a knowledgeable experienced stockbroker to engage in transactions in Company Securities. Section 16 filers should make sure that the broker assisting them with their transactions is aware of and familiar with their required filings and other obligations under Section 16 of the Exchange Act and Rule 144 under the Securities Act of 1933, as amended.

V.	Permitted Transactions

The following routine transactions, within the limits described, are generally not subject to the restrictions on trading in this Policy. The Company reserves the right, though, to prohibit any such transaction as it, in its sole discretion, deems necessary.

A.	Stock and Option Awards

This Policy does not apply to the vesting or settlement of restricted stock, restricted stock units, performance-based restricted stock units, LTIP units or deferred stock units, or the withholding or sale of stock back to the Company to satisfy tax withholding requirements upon vesting. This Policy does apply, however, to any open market sale of stock received upon vesting of stock and unit grants.

This Policy does not apply to the exercise of any employee stock options, whereby a Covered Person pays out-of-pocket to exercise and hold the stock, or to the “net exercise” of a tax withholding right pursuant to which a Covered Person elects to have the Company withhold stock subject to an option to satisfy tax-withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

B.	Transactions with the Company

Any other purchases of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

C.	Bona Fide Gifts by Certain Covered Persons

Bona fide gifts by Covered Persons (other than Section 16 filers) are not subject to this Policy, unless the Covered Person making the gift has reason to believe that the recipient intends to sell the Company Securities while the Covered Person is aware of material non-public information, or the Covered Person has reason to believe that the recipient intends to sell the Company Securities during a Blackout Period. Section 16 filers should seek pre-clearance for gifts to avoid potential issues with beneficial ownership reporting.

VI.	Potential Criminal and Civil Liability and/or Disciplinary Action
A.	Liability for Insider Trading

In addition to disgorgement of any profits realized (or payment for any losses avoided), persons who engage in transactions in Company Securities while in possession of material non-public information may be subject to (i) civil penalties of up to three times the profit gained or loss avoided, and (ii) criminal fines and penalties of up to $5,000,000 and up to 20 years in prison.

B.	Liability for Tipping

Insiders may also be liable for improper transactions by any person (commonly referred to as “tippee”) to whom they have disclosed material non-public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities. The SEC has imposed large penalties even when the disclosing person did not profit financially from the trading. The SEC and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

C.	Disciplinary Actions

The Company’s commitment to comply with securities laws is a core principle. Violation of this Policy will result in corrective or disciplinary action, up to and including termination of engagement or service. Such actions may also include, for example, ineligibility for future participation in the Company’s equity incentive or bonus plans, compensation reduction or other monetary penalties.

VII.	Prevention of Insider Trading by Others

The SEC also has authority under the federal securities laws to bring a civil action against any “controlling person” who knows of, or recklessly disregards, a likely insider trading violation by a person under his or her control and fails to take appropriate steps to prevent the violation from occurring. A successful action against the Company or supervisory party by the SEC under this provision can result in a civil fine equal to the greater of $1 million or three times the profit gained or loss avoided, and a criminal penalty of up to $25 million.

The Company, its directors and officers, and some supervisory personnel, could be deemed “controlling persons” subject to potential liability. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent such violations. In the event anyone becomes aware of the possibility of such a violation, he or she should contact the Company’s Preclearance Officer immediately.

VIII.	Inquiries and Assistance

Any person who has any questions about this Policy or a specific transaction may obtain guidance from the Company’s Preclearance Officer.

The ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.